As filed with the Securities and Exchange Commission on June 17, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                 to

Commission File
No. 333 - 94451

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

POLARIS INDUSTRIES INC.

2100 Highway 55
Medina, Minnesota 55340

Polaris 401(k) Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Polaris 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Polaris 401(k) Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 16, 2005

Polaris 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Cash	$9,770	$—
Investments, at fair value	171,714,274	143,738,693
Accrued income receivable	296	77

Net assets available for benefits	$171,724,340	$143,738,770

See accompanying notes.

Polaris 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2004	2003

Net assets available for benefits, beginning of year	$143,738,770	$107,041,474

Contributions:
Employer	6,795,898	6,213,838
Employee	9,999,675	8,936,288
Rollover	1,320,003	821,204

Total contributions	18,115,576	15,971,330

Investment gain:
Interest and dividend income	4,554,412	2,891,709
Net realized and unrealized gain in fair value of investments:
Polaris Industries common stock	1,834,911	995,436
Registered investment companies	10,099,829	20,989,739

Total investment gain	16,489,152	24,876,884

Distributions to participants	(6,579,098)	(4,118,202)
Administrative expenses	(40,060)	(32,716)

Net increase	27,985,570	36,697,296

Net assets available for benefits, end of year	$171,724,340	$143,738,770

See accompanying notes.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Plan’s sponsor, Polaris Industries Inc. (the Company), and its U.S. subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Operations

Certain administrative costs totaling $26,000 and $31,851 for the plan years ended December 31, 2004 and 2003, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record-keeping fees, and investment management fees.

Plan Administration

The Plan’s trustee, Fidelity Management Trust Company (the Trustee), holds and invests the assets of the Plan and also distributes the retirement benefits upon instruction from the plan administrator. The Plan is administered by an executive committee appointed by the Board of Directors of the Company.

Contributions/Participant Accounts

Participants may elect to make contributions (limited to a maximum of 50% of the participant’s compensation or $13,000, as defined in the Plan) to their account balances.

The Company will make a fully vested matching contribution to each participant’s account in the Plan of 100% of each dollar of 401(k) contributions up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by Internal Revenue Service (IRS) regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements which otherwise would apply to 401(k) contributions made to the Plan.

Plan earnings, as defined, are allocated pro rata based on participants’ account balances.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their pretax and employer contributions, plus actual earnings thereon.

Participant Loans

Participants may apply for loans from the Plan in amounts of the lesser of 50% of their vested account balances or $50,000. Loans must be paid back within five years; however, this period may be extended to ten years if the loan is utilized for the acquisition of a primary residence. The interest rate charged on loans outstanding ranged from 6.0% to 11.5% as of December 31, 2004.

Distributions to Participants

Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or in monthly payments through an annuity as available per plan provisions.

Plan Amendment and Termination

The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, all assets of the Plan will be distributed to participants in accordance with plan provisions.

2. Significant Accounting Policies and Procedures

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies and Procedures (continued)

Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Shares of registered investment companies and Polaris Industries Inc. common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The investment options of the Plan at December 31, 2004 and 2003, consist of deposits with 14 funds managed by the Trustee, 4 externally managed funds, and the Polaris stock fund. Participants elect to have their account balances invested in one or more of the funds and may change the fund investment mix daily via a voice response system or the Internet.

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2004	2003
Fidelity Managed Income Portfolio	$30,943,139	$28,395,742
Spartan U.S. Equity Fund	30,327,061	27,164,972
Neuberger Berman Genesis Trust	29,911,737	23,213,582
Fidelity Dividend Growth Fund	25,083,312	23,280,421
Fidelity Puritan Fund	15,925,438	13,762,724
Fidelity Diversified International Fund	9,775,177	*

*	Investment balance does not meet 5% threshold.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Tax Status

The Plan has received a determination letter from the IRS dated August 3, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Party-in-Interest Transactions

The Plan invests in Fidelity funds and Polaris Industries Inc. stock. These transactions qualify as exempt party-in-interest transactions.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

7. Plan Amendment

Effective March 28, 2005, the Plan was amended such that terminated participants with account balances of $1,000 or less will receive a lump-sum cash payment as soon as administratively practicable upon the participant’s employment termination.

Supplemental Schedule

Polaris 401(k) Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number 41-1857431
Plan Number: 001

December 31, 2004

Description	Current Value

Interest-bearing cash	$188,398
Fidelity Managed Income Portfolio*	30,943,139
Spartan U.S. Equity Fund	30,327,061
Neuberger Berman Genesis Trust	29,911,737
Fidelity Dividend Growth Fund*	25,083,312
Fidelity Puritan Fund*	15,925,438
Fidelity Diversified International Fund*	9,775,177
Polaris Industries Inc. common stock*	5,253,457
PIMCO Total Return Fund	2,950,424
Fidelity Growth Company Fund*	2,820,316
Oakmark Select I	2,419,109
Fidelity Blue Chip Growth Fund*	1,976,394
Franklin Small Cap Growth Fund	1,493,287
Fidelity Freedom 2020 Fund*	1,430,578
Fidelity Freedom 2030 Fund*	1,059,875
Fidelity Equity Income*	996,946
Fidelity Freedom 2010 Fund*	964,783
Fidelity Freedom 2040 Fund*	842,614
Fidelity Aggressive Growth Fund*	581,807
Fidelity Freedom Income Fund*	138,865
Fidelity Freedom 2000 Fund*	82,613

165,165,330

Participant loans, with interest rates ranging from 6.0% to 11.5%	6,548,944

Total investments	$171,714,274

*	Denotes party in interest.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2005	POLARIS 401(k) RETIREMENT SAVINGS PLAN By the Members of the 401(k) Retirement Committee as Plan Administrator
/s/ Bennett J. Morgan
Bennett J. Morgan

/s/ Michael W. Malone
Michael W. Malone

/s/ John B. Corness
John B. Corness

/s/ Thomas J. Rooney
Thomas J. Rooney

POLARIS 401(k) RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Number	Document	Method of Filing
23	Consent of Ernst & Young LLP	Filed herewith electronically